EXHIBIT 99.1

Bellatrix Announces Second Quarter 2018 Conference Call and Webcast Details

CALGARY, Alberta, July 25, 2018 (GLOBE NEWSWIRE) -- Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX:BXE) (NYSE:BXE) plans to release its second quarter 2018 operational and financial results after markets close on August 2, 2018.  Additionally, Bellatrix will host a conference call to discuss the second quarter results on August 2, 2018 at 3:30 pm MT / 5:30 pm ET. To participate, please call toll-free 1-800-319-4610, or 403-351-0324, or 416-915-3239.  The call can also be heard live through an internet webcast accessible via the investors section of Bellatrix’s website at http://www.bxe.com/investors/presentations-events.cfm. The webcast will be archived in the investors section for approximately 30 days following the call.

Bellatrix Exploration Ltd. is a publicly traded Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves, with highly concentrated operations in west central Alberta, principally focused on profitable development of the Spirit River liquids rich natural gas play.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations & Corporate Development (403) 750-1270

Bellatrix Exploration Ltd.
1920, 800 – 5th Avenue SW
Calgary, Alberta, Canada T2P 3T6
Phone: (403) 266-8670
Fax: (403) 264-8163
www.bxe.com